# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VWF Bancorp, Inc., CIK 0001913838
CUSIP: 918428103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 976 South Shannon Street, Van Wert, Ohio (OH), 45891
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002054237

## Reporting persons
- Van Wert Federal Savings Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 130,758.9; shared voting power 19,523.1; sole dispositive power 150,282; shared dispositive power 0; aggregate amount beneficially owned 150,282 (7.9% of the class)

## Item 1. Issuer
Name of issuer: VWF Bancorp, Inc.
Address of issuer's principal executive offices: 976 South Shannon Street, Van Wert, Ohio, 45891

## Item 2. Person Filing
Name of person filing:
Van Wert Federal Savings Bank
Employee Stock Ownership Plan Trust
Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 150,282
Percent of class: 7.9
Sole power to vote or to direct the vote: 130,758.90
Shared power to vote or to direct the vote: 19,523.1
Sole power to dispose or to direct the disposition: 150,282
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Van Wert Federal Savings Bank Employee Stock Ownership Plan Trust: /s/ Gerald Lau, Gerald Lau, SVP, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (02/13/2025)